Filed by Investcorp Europe Acquisition Corp I and OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisition Corp I

Commission File No.: 001-41161

Date: December 19, 2023

Investcorp Europe Acquisition Corp I and OpSec Group Secure Investment from SAKATA INX

Reinforces Strategic Alliance and Supports Go-Public Business Combination

LONDON and NEW YORK – Dec. 19, 2023 – OpSec Group (“OpSec”), a global leader in IP management and brand protection solutions, and Investcorp Europe Acquisition Corp I (Nasdaq: IVCB) (“Investcorp Europe”), a special purpose acquisition company, today announced a strategic investment from SAKATA INX Corporation (“SAKATA INX”) in the form of unsecured convertible loan notes issued by OpSec (the “Loan Notes“).

As previously announced, on April 25, 2023, OpSec and Investcorp Europe entered into a definitive business combination agreement (the “Business Combination Agreement”) that would result in OpSec becoming a public company. Upon closing of the proposed business combination, the newly combined company will operate as OpSec Group and will trade under the symbol “OPSC” on Nasdaq. On the terms and subject to the conditions set forth in the Loan Notes, the Loan Notes will convert into ordinary shares of the newly combined company in conjunction with the closing of the proposed business combination.

Selva Selvaratnam, CEO of OpSec, said: “We are excited to further solidify our strategic alliance with SAKATA INX and truly appreciate their partnership and investment in support of our public listing. We look forward to years of collaboration as we develop market-specific solutions to protect our customers’ brands.”

Yoshiaki Ueno, President and CEO of SAKATA INX, said: “We are grateful to have had this opportunity with OpSec and look forward to deepening our relationship as we work together to provide our clients with comprehensive brand protection solutions.”

About OpSec Group

OpSec Group is a world leader in the optimization, monetization, and protection of brands and intellectual property. OpSec Group traces its origins back over multiple decades and is proud to serve many of the world’s leading brand owners, licensors, and media rights owners, as well as governments and financial institutions. As an innovator and pioneer in IP and brand protection, OpSec Group addresses brand value and vulnerability across both physical and digital domains. OpSec Group brings together multiple disciplines, from IP management and security design to software development, to ensure that solutions are brand-led, practical, and effective.

About SAKATA INX Corporation

Founded in 1896, SAKATA INX is a chemical manufacturer with operations in more than 20 countries and regions worldwide. The company manufactures and sells printing inks used for various packages, beverage cans, and information media, industrial inkjet inks and color toners for digital printing, and image display materials for liquid crystal displays. Under the business theme of “Creation of Visual Communication Technology,” the company aims to “Develop an communication culture that makes people’s lives more enjoyable” through environmentally friendly and sustainable products and continues to take on the challenge of entering new fields.

For more information about SAKATA INX, please visit: www.inx.co.jp

About Investcorp Europe Acquisition Corp I

Investcorp Europe Acquisition Corp I is a special purpose acquisition company formed for the purpose effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in Western Europe, including the United Kingdom, or Northern Europe and, opportunistically, in Turkey and businesses focusing on business services, consumer and lifestyle, niche manufacturing and technology sectors. Investcorp Europe is led by Chairman Hazem Ben-Gacem, Vice-Chairman Peter McKellar, CEO Baroness Ruby McGregor Smith, CBE, CIO Alptekin Diler and CFO Craig Sinfield-Hain. Investcorp Europe’s initial public offering was in December 2021 and its Class A common stock is listed on the Nasdaq under the symbol IVCB.

Participants in the Solicitation

Each of Investcorp Europe, OpSec and OpSec Holdings (“Pubco”) and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investcorp Europe’s directors and executive officers is available in Investcorp Europe’s final prospectus dated December 17, 2021 relating to its initial public offering and in Investcorp Europe’s subsequent filings with the SEC. Other information regarding OpSec and Pubco and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement as defined below and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Transactions”), on November 22, 2023, Pubco filed a Registration Statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) that includes a proxy statement of Investcorp Europe that also constitutes a prospectus of Pubco (the “Proxy Statement”). After the Registration Statement has been declared effective, the definitive Proxy Statement will be mailed to the shareholders of Investcorp Europe (the “Investcorp Europe Shareholders”). Investcorp Europe, OpSec and Pubco urge investors, shareholders and other interested persons to read, when available, the definitive Proxy Statement, as well as other documents filed with the SEC, because these documents will contain important information about Investcorp Europe, OpSec, Pubco and the Transactions. The definitive Proxy Statement will be mailed to the Investcorp Europe Shareholders as of a record date to be established for voting on the Transactions. The Investcorp Europe Shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Investcorp Europe Acquisition Corp I, Century Yard, Cricket Square, P.O. Box 111, George Town, Grand Cayman KY1-1102, Cayman Islands. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Investcorp Europe’s, Pubco’s, OpSec’s or the combined company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Investcorp Europe and its management, and OpSec and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of Investcorp Europe, Pubco, OpSec or the combined company undertakes any duty to update these forward-looking statements.

For example, statements concerning the following include forward-looking statements: (1) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of Investcorp Europe may not be obtained; (2) Investcorp Europe’s potential failure to raise sufficient funds in one or more equity financings so as to meet the closing condition under the Business Combination Agreement that requires it to have $50 million of funds (including funds in its Trust Account, after deducing any amounts paid out for redemptions by the Investcorp Europe Shareholders) as of the closing; (3) the potential inability of Pubco to meet the initial listing standards of the applicable stock exchange following the Transactions, including due to excessive redemptions of Investcorp Europe’s public shares; (4) costs related to the Transactions; (5) the potential occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Pubco, OpSec or Investcorp Europe; (6) the potential disruption of Company management’s time from ongoing business operations due to the Transactions; (7) announcements relating to the Transactions potentially having an adverse effect on the market price of Investcorp Europe’s securities; (8) the potential effect of the Transactions and the announcement thereof on the ability of OpSec to retain customers and hire key personnel and maintain relationships with its customers and suppliers and on its operating results and business generally; (9) risks relating to the growth of OpSec’s business and its ability to realize expected results; (10) risks relating to OpSec’s plans for targeted acquisitions and upscaling organically; (11) risks relating to the growth and expansion of OpSec’s portfolio of solutions; (12) risks relating to the viability of OpSec’s growth strategy, including related capabilities; (13) risks relating to trends and developments in the IP/brand optimization, monetization and protection industry; (14) the risk that the combined company may be adversely affect by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increasing interest rates; and (15) other risks and uncertainties, including those identified in any proxy statement/prospectus in a Registration Statement on Form F-4 relating to the Transactions, the “Risk Factors” section of the Registration Statement, other documents filed by Investcorp Europe from time to time with the SEC and any risk factors made available to you in connection with Pubco, Investcorp Europe, OpSec and the Transactions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Investcorp Europe’s most recent filings with the SEC, the Registration Statement and the definitive Proxy Statement. All subsequent written and oral forward-looking statements concerning Investcorp Europe, OpSec or Pubco, the Transactions described herein or other matters attributable to Investcorp Europe, OpSec, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Investcorp Europe, OpSec and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

For OpSec

Media: Dan Brennan, ICR, OpSecPR@icrinc.com

Investors: Ryan Flanagan, ICR, OpSecIR@icrinc.com

For Investcorp

Media and Investors: Brian Ruby, ICR, InvestcorpPR@icrinc.com

For SAKATA INX

Media: Kenichi Tanaka, Kenichi.Tanaka@inx.co.jp